EXHIBIT NO. 11

Computation of Per Share Earnings
	Year Ended December 31
	2003	2002	2001
	(Amounts in thousands, except per share amounts)
BASIC:

Average shares outstanding	23,693	23,677	23,626

Net income	$55,716	$54,945	$42,723

Net income per common share	$2.35	$2.32	$1.81

DILUTED:

Average shares outstanding	23,693	23,677	23,626

Net effect of the assumed exercise of
stock options-based on the treasury
stock method using average market price	63	65	66
	23,756	23,742	23,692

Net income	$55,716	$54,945	$42,723

Net income per common share	$2.35	$2.31	$1.80